

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 31, 2016

Brent Fassett, Esq.
Cooley LLP
380 Interlocken Crescent, Suite 900
Broomfield, CO 80021

> **Re: Alexza Pharmaceuticals, Inc.**
> **Schedule 14D-9**
> **Filed on May 23, 2016**
> **File No. 005-82505**

Dear Mr. Fasset:

We have reviewed the above-captioned filing, and have the following comments. In some of our comments, we may ask to be provided with more information so that we may better understand the disclosure.

Please respond to these comments by providing any requested information or advising us when a response will be received. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any response and any amendment filed in response to these comments, we may have additional comments.

Schedule 14D-9

Past Contracts, Transactions and Negotiations and Agreements, page 2

1.   We note your reference to the amended 10-K in the antepenultimate paragraph on page 3. Please expand your disclosure to further include the information required by Item 1005 of Regulation M-A in this Schedule.

Change of Control Agreements, page 6

2.   Please clarify whether this Offer triggers any of the Change in Control Agreements referenced in this section.

Reasons for the Alexza Board's Recommendation, page 23

3.   Please further explain how the reasons discussed in the first, third and fourth bullet point on page 24 support a recommendation in favor of this transaction. For example, discuss how the Board determined that the milestones in the CVR Agreement are reasonably

achievable, or why Alexza would need to discontinue or liquidate operations absent a strategic transaction.

<u>Opinion of Financial Advisor - Summary of Material Analysis, page 31</u>

4.   Note that Item 1012(b) of Regulation M-A, specifically requires that reasons be cited to explain why the board is making a favorable recommendation. Please revise this section to clarify the reasons in support of the board's decision to recommend the offer to security holders. In this regard, ensure that you explain the analysis performed by Guggenheim Securities: it does not appear that Guggenheim Securities conducted any analysis except for a review of the company's liquidation analysis. For example, what specifically in Guggenheim's analyses and presentations support its opinion and your recommendation? Also, please tell us if Guggenheim prepared any reports in its role as your financial advisor. If so, please provide us a copy of such report supplementally.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer López, Attorney Advisor at (202) 551-3792 or me at (202) 551-3619 with any questions regarding our comments.

Sincerely,

/s/ Daniel F. Duchovny
Daniel Duchovny
Special Counsel
Office of Mergers & Acquisitions